NScore Series of Variable Annuities

National Security Life and Annuity Company

National Security Variable Account N

Supplement dated September 28, 2022

to the Update Notices dated April 29, 2022

The following supplements and amends the update notices dated April 29, 2022, as previously supplemented. Please read this supplement in conjunction with your update notice and retain it for future reference. Capitalized terms used herein have the same definitions as in your update notice.

Appendix A – Funds Available Under the Contract

As previously described in a supplement to the update notice dated July 26, 2022, certain funds were to be added as investment options under your contract and certain funds were to be removed as investment options under your contract on or about September 9, 2022. Such changes have been rescheduled to occur on or about October 14, 2022.